Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters to Sell its Healthcare Business

NEW YORK, June 6, 2011 – Thomson Reuters (TSX/NYSE: TRI), the world's leading source of intelligent information for businesses and professionals, today announced its intention to divest its Healthcare business, which has been part of the company's Healthcare & Science segment. The Healthcare business provides data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals.

With leading assets and solutions such as MarketScan, Advantage Suite, Micromedex, CareDiscovery and ActionOI, coupled with expert services and analysis, the Healthcare business provides its customers with solutions to identify savings, improve outcomes, fight fraud and abuse and more efficiently manage their healthcare operations.

“Our Healthcare business is recognized for its innovative solutions and its expertise which are critically important to its customers,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.  “We are grateful for the hard work and dedication of our talented employees who have built the Healthcare business into a successful and profitable unit."

“Thomson Reuters has strong positions in our chosen markets and we believe we will achieve better all-in returns for our shareholders by divesting the Healthcare business and re-deploying the proceeds in our core franchises.  We have leading positions in global markets, including legal, tax and accounting, science and intellectual property, financial services and media, where we see significant opportunities for future growth and profitability.  While a growing and profitable unit, our Healthcare business lacks the integration with and global scale of our other units, and our disciplined approach to capital allocation convinced us that the expected proceeds from a sale into a consolidating market could be better applied elsewhere in our portfolio,” said Mr. Glocer.

The Healthcare business in 2010 had revenues of approximately $450 million and an operating margin comparable to the company’s consolidated margin of 19.3%. Following adjustment for this divestiture by removing Healthcare’s results from ongoing businesses, no material impact is expected to the company’s previously announced 2011 outlook. The company expects the divestiture to close before the end of the year.

This divestiture will result in a realignment of the company’s existing Intellectual Property and Science businesses into a single operating unit of the Professional division.  Both are global and support scientific research, discovery and innovation. Details related to the realignment can be found in the “Investor Relations” section of the Thomson Reuters website. Thomson Reuters will provide restated historical financial information on its website, which reflects this realignment and which excludes results from the Healthcare business, early in July and its second quarter reported results will reflect these changes.

Morgan Stanley and Allen & Company are acting as financial advisors to Thomson Reuters for the proposed divestiture.

      ●  thomsonreuters.com

Thomson Reuters to Sell its Healthcare Business

June 6, 2011

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries. For more information, go to http://thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release, including, but not limited to, Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the Healthcare sale will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACT
MEDIA	INVESTORS
Calvin Mitchell	Frank J. Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285	+1 646 223 5288
calvin.mitchell@thomsonreuters.com	frank.golden@thomsonreuters.com

 ●  thomsonreuters.com